UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

AMGEN RETIREMENT AND SAVINGS PLAN

(Full title of the plan)

AMGEN INC.

(Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California	91320-1799

(Address of principal executive offices)	(Zip Code)

Amgen Retirement and Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Amgen Inc., as Named Fiduciary, and the Plan Participants
      of the Amgen Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Amgen Retirement and Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Los Angeles, California
June 10, 2005

Amgen Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets
Investments at fair value	$1,227,808,484	$994,294,271
Transfer receivable (Note 6)	5,070,551	—
Contributions receivable	11,893	4,967,950

Net assets available for benefits	$1,232,890,928	$999,262,221

See accompanying notes.

Amgen Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2004	2003

Additions to net assets:
Employee contributions	$100,430,333	$82,996,940
Employer contributions	105,831,498	69,286,355
Transfer from former Tularik Plan	20,414,752	—
Transfer from former Immunex Plan	—	90,749,135
Net realized/unrealized gains	67,713,925	168,847,898
Interest and dividend income	19,574,521	9,674,738

Total additions	313,965,029	421,555,066

Deductions from net assets:
Benefits paid	80,336,322	62,641,238

Total deductions	80,336,322	62,641,238

Net increase	233,628,707	358,913,828

Net assets available for benefits at beginning of year	999,262,221	640,348,393

Net assets available for benefits at end of year	$1,232,890,928	$999,262,221

See accompanying notes.

Amgen Retirement and Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective April 1, 1985 (amended and restated effective January 1, 1990, January 1, 1993, April 1, 1996, October 23, 2000, and January 1, 2003), as a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company) and participating subsidiaries. The Plan, as amended, is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

During 2004 and 2003, participants could elect to contribute up to 30% of their eligible pretax compensation (up to a maximum contribution of $13,000 and $12,000, respectively). Participants may also contribute amounts (other than after tax contributions) representing distributions from other qualified defined benefit or defined contribution plans, and other eligible retirement plans. Participants who are at least age 50 can also make catch-up contributions subject to IRS and Plan limits.

Each pay period, the Company makes a contribution of 100% of the first 5% of eligible compensation contributed by the employee (Matching Contribution). In addition, the Company makes a non-elective contribution for all eligible employees, whether or not they have elected to make contributions to the Plan, equal to 5% and 3% during 2004 and 2003 respectively, of each eligible employee’s eligible compensation (Core Contribution).

Participants select the funds in which their contributions are to be invested, electing among various investment alternatives. Participants may elect for their contributions to be invested in more than one fund; and participants may transfer amounts among the investment options at any time, subject to certain limitations of the Securities and Exchange Commission. Notwithstanding the foregoing, if 50% of the value of a participant’s Plan account is invested in the Amgen Inc. Common Stock Fund, no intrafund exchanges may be made into that account and such participant may not contribute more than 50% of his or her contributions to the Amgen Inc. Common Stock Fund.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested with respect to their individual and Company contributions and earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company contributions and (b) Plan earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Payments of Benefits

Upon termination of employment, including termination due to disability (as defined by the Plan), but excluding a termination due to death, a participant may elect to receive an amount equal to the value of the participant’s account balance in either a lump-sum payment in cash and/or full shares of the Company’s common stock or cash installments. The number of shares of Company common stock to be paid is based on the quoted market value of such stock on the date the Plan is valued following employee notification. Upon a participant’s termination of employment due to death, the participant’s account balance will be paid to the participant’s beneficiary in either a lump-sum payment in cash and/or full shares of the Company’s common stock.

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

Participant Loans

Subject to Company approval, participants can generally obtain a loan from their account up to the lesser of an amount equal to (a) 50% of the participant’s vested account balance or (b) $50,000, less the highest aggregate outstanding loan balance during the 12 month period ending on the day before the new loan is made, net of any repayments made on such aggregate balance during such 12 month period. Loans made prior to July 1, 2003 bear interest at average borrowing rates of certain major banks. Loans made on or after July 1, 2003 bear interest at the prime rate plus one percentage point as published in The Wall Street Journal determined as of the last day of the preceding calendar quarter. As of December 31, 2004, participant loans outstanding bear interest at rates ranging from 5.00% to 11.87%. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence. Principal and interest payments are allocated to the participant’s account.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distribution of their account balances.

Trustee

Fidelity Management Trust Company acts as the Plan’s trustee.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Income and Losses

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning and end of the period. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Investment Valuation

Investments in mutual funds and Amgen Inc. common stock are valued at current market values determined through reference to public market information on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2004	2003

Amgen Inc. Common Stock	$243,578,833	$253,088,794
Fidelity Magellan Fund	120,860,176	110,730,194
Fidelity Growth and Income Portfolio	112,207,545	100,808,663
Fidelity Retirement Money Market Portfolio	83,279,095	70,963,856
Fidelity Spartan U.S. Equity Index	83,547,619	68,345,239
Fidelity OTC Portfolio	67,048,253	66,928,864
Fidelity Contrafund	82,864,324	53,702,025
Fidelity Overseas Fund	64,456,643	52,346,283
Neuberger Berman Genesis Trust	62,023,113	—

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year ended December 31,
	2004	2003

Amgen Inc. Common Stock	$8,319,076	$54,118,844
Mutual funds	59,394,849	114,729,054

	$67,713,925	$168,847,898

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 21, 2001, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. If at any time, it is determined that the Plan is not qualified and the related trust is not tax exempt, then the Company has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s tax qualified status.

5. Services Provided by the Company

The Company has retained outside service providers to provide certain administrative and recordkeeping services for the Plan at no cost to the Plan participants. Participants were charged a fee for certain services, such as the processing of participant loans. In addition, the Company has paid the trustee fees and other related costs on behalf of the Plan.

6. Assets Transferred from Tularik Inc.

Effective on the close of business on December 31, 2004, the Company merged the Amgen Salary Savings Plan (formerly the Tularik Salary Savings Plan) (the Tularik Plan) into the Plan. Employees eligible to participate in the Tularik Plan during 2004 were eligible to participate in the Plan effective January 1, 2005. Assets totaling $20,414,752 held by the Tularik Plan were transferred to the Plan.

7. Assets Transferred from Immunex Corporation

Effective January 1, 2003, the Company merged the Amgen Inc. Profit Sharing 401(k) Plan and Trust (formerly the Immunex Corporation Profit Sharing 401(k) Plan and Trust) (the Immunex Plan) into the Plan. Employees eligible to participate in the Immunex Plan during 2002 were eligible to participate in the Plan effective January 1, 2003. In December 2002 and January 2003, assets totaling $91,512,183 held by the Immunex Plan were transferred to the Plan.

Supplemental Schedule

Amgen Retirement and Savings Plan

EIN: 95-3540776 Plan: #001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

	Description of	Current
Identity of Issue	Investment	Value

Amgen Inc.*	Common stock 3,797,020 shares	$243,578,833
Fidelity Magellan Fund*	Mutual fund 1,164,468 shares	120,860,176
Fidelity Growth and Income Portfolio*	Mutual fund 2,936,602 shares	112,207,545
Fidelity Retirement Money Market Portfolio*	Money market portfolio	83,279,095
Fidelity Spartan U.S. Equity Index*	Mutual fund 1,949,314 shares	83,547,619
Fidelity OTC Portfolio*	Mutual fund 1,932,783 shares	67,048,253
Fidelity Contrafund*	Mutual fund 1,460,422 shares	82,864,324
Fidelity Overseas Fund*	Mutual fund 1,821,838 shares	64,456,643
Fidelity U.S. Bond Index Portfolio*	Mutual fund 3,557,675 shares	39,632,501
Fidelity Asset Manager: Growth*	Mutual fund 2,447,707 shares	36,275,013
Fidelity Short-Term Bond*	Mutual fund 2,680,128 shares	24,067,553
Neuberger Berman Genesis Trust	Mutual fund 1,453,553 shares	62,023,113
Fidelity Asset Manager*	Mutual fund 2,356,521 shares	38,199,203
Fidelity Asset Manager: Income*	Mutual fund 1,051,116 shares	13,317,637
Fidelity Equity Income Fund*	Mutual fund 540,915 shares	28,549,482
Dreyfus Premier Emerging Market Class A	Mutual fund 730,046 shares	14,316,192
American Funds Growth Fund of America	Mutual fund 557,855 shares	15,190,386
H&W Mid Cap Value I Fund	Mutual fund 838,215 shares	22,874,880
Fidelity Small Cap Stock Fund*	Mutual fund 1,222,374 shares	22,198,305
Vanguard REIT Index Fund	Mutual fund 480,221 shares	9,018,545
MSI International Equity Class B	Mutual fund 282,199 shares	5,883,855
Pimco High Yield Admin	Mutual fund 508,956 shares	5,074,286
Fidelity Freedom 2020 Fund*	Mutual fund 234,144 shares	3,268,651
Fidelity Managed Income Portfolio*	Money market portfolio	3,084,493
Fidelity Freedom 2030 Fund*	Mutual fund 198,009 shares	2,787,968
Fidelity Aggressive Growth Fund*	Mutual fund 128,494 shares	2,132,999
Fidelity Freedom 2040 Fund*	Mutual fund 213,147 shares	1,762,724
Fidelity Freedom 2010 Fund*	Mutual fund 73,088 shares	995,458
Fidelity Low Priced Stock Fund*	Mutual fund 15,785 shares	635,329
Fidelity Freedom Income Fund*	Mutual fund 33,518 shares	377,752
Fidelity Real Estate Investment Portfolio*	Mutual fund 11,235 shares	331,872
Fidelity Small Cap Independence Fund*	Mutual fund 7,585 shares	149,583
Fidelity Mid-Cap Stock Fund*	Mutual fund 5,640 shares	132,266
Participant loans*	Interest rates from 5.00% to 11.87%	17,685,950

		$1,227,808,484

*	Indicates party-in-interest.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Retirement and Savings Plan
(Name of Plan)

Date: 06/28/05	By:	/s/ Richard D. Nanula

Richard D. Nanula
Executive Vice President
and Chief Financial Officer
Amgen Inc.

AMGEN RETIREMENT AND SAVINGS PLAN

INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1